SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1	Translation of Q2 2016 Earnings Presentation.

2

2nd Quarter 2016 Earnings Webcast August 5, 2016

Safe harbor statement under the US Private Securities Litigation Reform Act of 1995. This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise. Disclaimer

Contents Q2 2016 Results Financial Situation Summary 1 2 3

Revenues of Ps 52.8 billion (+31.9%) Crude oil production was 243.0 Kbbl/d (-2.8%) Natural gas production was 44.8 Mm3/d (-0.4%) Diesel and gasoline sales down 6.0% and 4.4%, respectively Operating Income was Ps 5.3 billion (-4.7%) Total Capex was Ps 14.5 billion (-1,8%) Q2 2016 Results – Highlights Adj. EBITDA(1) reached Ps 17.2 billion (+38.2%) See description of Adj. EBITDA in footnote (2) on page 5

Revenues (1) (in millions of USD) Operating Income (1) (in millions of USD) Adj. EBITDA (1) (2) (in millions of USD) YPF financial statement values in IFRS converted to USD using average exchange rate of Ps 8.9 and Ps 14.2 per U.S $1.00 for Q2 2015 and Q2 2016, respectively. Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income gains (losses) on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets + Unproductive exploratory drillings. - 17.2% -40.1% -13.0% Q2 2016 Results Expressed in US Dollars The devaluation of the local currency resulted in an immediate reduction of Revenues and Adj. EBITDA; EBITDA margin expanded to 33%.

Q2 2016 Operating Income (in millions of Ps) Operating Income was down 4.7%; both business segments were lower and partially offset by other effects, mainly the deconsolidation of Maxus entities.

(in millions of Ps) Q2 2016 Operating Income Revenues were up in line with most of our cash costs, but higher depreciation on our dollar-based assets contributed to a 4.7% decline in Operating Income.

Q2 2016 Upstream Results (In million of Ps) (1) Other expenses include: Ps +180 million of Other expenses, Ps -823 million of Purchases and Ps -172 million of SG&A (1)  Upstream Operating Income was down 32.3% despite the better performance of prices vis-à-vis cash costs; DD&A was 72.8% higher.

Crude oil production (Kbbl/d) Natural gas production (Mm3/d) Q2 2016 Upstream Results – Production Total production (Kboe/d) -2.8% -0.4% +0.3% Total production was up 0.3%, driven by a 26% growth in NGL; crude oil and natural gas production down by 2.8% and 0.4%, respectively, negatively affected by labor strikes.

Gross Shale O&G production (Kboe/d)* *Total operated production (Loma Campana + El Orejano + Bandurria + La Amarga Chica ) 503 Producing wells 22 New wells in Q2 2016 51.6 Kboe/d Q2 2016 Shale production Q2 2016 Shale Development Update Q2 2016 Shale Update Batch drilling reduced number of drilling days by 45% and drilling cost by almost 30% Horizontal well cost reduced to USD 11 million Continue to increase average frac stages per well 2016 horizontal wells average production rate in line with our type well Horizontal wells cost Loma Campana horizontal 2016 wells production (kbbl/d)

Additional compression in Rincón del Mangrullo and Estación Fernandez Oro boosted tight gas production in Q2 2016 Tight Gas Gross Production - Mm3/d Q2 2016 Tight Gas Production

Q2 2016 Downstream Results Downstream Operating Income declined 11.2% as price increases were below the increase in Purchases; volumes sold were disappointing. (in millions of Ps) (1) Includes products stock variations

-5.3% Crude processed (kbbl/d) Domestic sales of refined products (Km3) -6.2% Q2 2016 Downstream Results - Sales -4.4% -6.0% Refinery output affected by scheduled maintenance activity, mostly in our Plaza Huincul refinery. Sales volumes were down by 6.2% due to lower diesel and gasoline demand.

Q2 2016 Downstream Results – Demand Monthly Gasoline Sales (Km3) Monthly Diesel Sales (Km3) + 0.8% -6.0% - 4.4% Gasoline and diesel sales were down by 4.4% and 6.0%, respectively; slight reduction in market share. 56.8% Gasoline Market Share 2014 2015 57.7% 58.5% Diesel Market Share 2014 2015 60.0% 55.8% 2016 55.7% 2016

Q2 2016 Capex -1.8% (in millions of Ps) Downstream Upstream Progress of the new coke unit at the La Plata Refinery and other multi-year projects. Neuquina basin: Loma Campana, Aguada Toledo, Rincón del Mangrullo, El Orejano, Chachahuen and Cañadon Amarillo. Golfo San Jorge basin: Manantiales Behr, El Trébol and Cañadón La Escondida. 14,758 14,498 Cuyana basin: La Ventana, Barrancas, Vizcacheras and Puesto Molina. Capex was down 38.3% in USD terms and 1.8% in pesos, mostly due to activity reduction in the Upstream segment. Activity breakdown: 76% in drilling and workovers, 18% in facilities and 6% in exploration and other upstream activities.

Q2 2016 Gas & Power Update New VP created to develop a holistic approach to natural gas development, midstream infrastructure, energy efficiency and power generation. In the context of the recent power auctions launched by the government, YPF was awarded two projects: 270 MW in Tucuman where YPF already has a power operation and 105 MW in Loma Campana where YPF was already in the process of installing another 100 MW. YPF will co-control with GE and will therefore not consolidate Total equity investment of USD 40 million Expected IRR well above YPF hurdle rate Reduction of risk of power outages in our operation Additionally, and in order to comply with the minimum percentage of renewable energy provided by law, YPF will be constructing a 50 MW wind farm in Manantiales Behr (expandable to 100 MW); project fully funded by multilateral agency.

Contents Q2 2016 Results Financial Situation Summary 1 2 3

Effective spending in fixed asset acquisitions during the quarter. Includes effect of changes in exchange rates. Includes Ps – 148 million of the deconsolidation of Maxus. Q2 2016 Cash Flow From Operations (1) (2) -33.9% Consolidated statement of cash flows (in million of Ps) Cash flow from operations (in million of Ps) Cash position within our comfort level by the end of Q2 2016; Operating Cash Flow was down due to working capital build-ups mainly related to natural gas sales and subsidies. (3)

Peso denominated debt: 23% of total debt Average interest rates of 7.80% in USD and 30.89% in pesos Average life of almost 4.2 years Proforma Net Debt / Adj. LTM EBITDA(3) = 1.63x Financial debt amortization schedule (1) (2) (in millions of USD) As of June 30, 2016, does not include consolidated companies Converted to USD using the June 30, 2016 exchange rate of Ps 15.0 to U.S $1.00. Proforma Net debt to Adj. EBITDA calculated in USD, Net debt at period end exchange rate of Ps 14.2 to U.S $1.00 and Adj. EBITDA LTM calculated as sum of quarters. Q2 2016 Financial Situation Update(1) Debt profile highlights Cash position strengthened by debt new issuance and collection of 2015 gas subsidies during start of Q3 2016; Cash & Equivalents covers debt maturities of next 18 months. USD denominated debt Peso denominated debt Series L Notes of U.S.$750 million issued on 7/7/2016 909 750 750 617 Notes BONAR 2020 received for the Plan Gas 2015 receivables

Contents Q2 2016 Results Financial Situation Summary 1 2 3

Q2 2016 Summary Extremely challenging conditions in first half of 2016 Soft demand Devaluation of currency Tension around wage discussion Natural gas receivables Still targeting 10/20% reduction in EBITDA but preserving margins Leverage slightly above target; ample liquidity Significant improvements in tight and shale development Board of directors and new management confirmed plan for the year

Questions and Answers 2nd Quarter 2016 Earnings Webcast

2nd Quarter 2016 Earnings Webcast August 5, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 5, 2016	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer